SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated April 8, 2009

(Commission File No. 1-15024)

Novartis AG

(Name of Registrant)

Lichtstrasse 35

4056 Basel

Switzerland

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Novartis International AG
Novartis Global Communications
CH-4002 Basel
Switzerland
http://www.novartis.com

- Investor Relations Release -

Coartem® receives FDA approval becoming first artemisinin-based combination treatment (ACT) for malaria in the US

•                  Coartem is highly effective, well tolerated 3-day treatment with cure rates of over 96%

•                  More than 235 million Coartem treatments already supplied by Novartis for public sector use in Africa, helping save an estimated 600,000 lives

Basel, April 8, 2009 — Coartem® (artemether 20 mg/lumefantrine 120 mg), the leading artemisinin-based combination treatment (ACT) for malaria worldwide, has been approved by the US Food and Drug Administration (FDA).

Coartem is a fixed-dose combination of two novel antimalarials. It is a highly-effective three-day malaria treatment with cure rates of over 96%(1) even in areas of multi-drug resistance(1),(2).

Each year millions of Americans travel to malaria-endemic regions on business or pleasure, and this has led to a rise in cases of ‘travelers malaria’(3). Unlike patients in more than 80 countries, including in many European nations, US patients have not had access to ACTs like Coartem.

“Around the world, Coartem has eliminated suffering for millions and saved lives for hundreds of thousands of malaria patients,” said Dr. Daniel Vasella, Chairman and CEO of Novartis. “With a growing number of malaria cases in the US due to rising travel, it is important to make ACT treatment such as Coartem, the most effective therapy for malaria, available to American patients as well.”

Each year there are nearly one million malaria-related deaths around the world. In Africa alone, a child dies every 30 seconds from malaria(4). To help alleviate the tremendous problem of access to treatment, Novartis provides Coartem treatments for public sector use in Africa without profit. To date, Novartis has provided more than 235 million Coartem treatments, which have helped save an estimated 600,000 lives - mostly children.

“Fighting malaria is very much in America’s interest and ACTs such as Coartem are important weapons against this infectious disease,” said Rear Admiral Tim Ziemer, US Malaria Coordinator. “We welcome FDA approval of Coartem.”

In the US, Coartem will be made available through pharmacies and hospitals.

Coartem is indicated for the treatment of acute uncomplicated infections due to plasmodium falciparum, the most dangerous form of malaria.

(1) Cure rates are PCR-corrected in the mITT population. For full details see reference.

Disclaimer

The foregoing release contains certain forward-looking statements that can be identified by terminology such as “estimated,” “will,” , or similar expressions, or by express or implied discussions regarding potential additional marketing approvals for Coartem or regarding potential future revenues from Coartem. You should not place undue reliance on these statements. Such forward-looking statements reflect the current views of the Company regarding future events, and involve known and unknown risks, uncertainties and other factors that may cause actual results with Coartem to be materially different from any future results, performance or achievements expressed or implied by such statements. There can be no guarantee that Coartem will be approved for sale in any additional market. Nor can there be any guarantee that Coartem will achieve any particular levels of revenue in the future. In particular, management’s expectations regarding Coartem could be affected by, among other things, unexpected clinical trial results, including unexpected new clinical data and unexpected additional analysis of existing clinical data; unexpected regulatory actions or delays or government regulation generally; the company’s ability to obtain or maintain patent or other proprietary intellectual property protection; competition in general; government, industry and general public pricing pressures; the impact that the foregoing factors could have on the values attributed to the Novartis Group’s assets and liabilities as recorded in the Group’s consolidated balance sheet, and other risks and factors referred to in Novartis AG’s current Form 20-F on file with the US Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

About Novartis

Novartis AG provides healthcare solutions that address the evolving needs of patients and societies. Focused solely on healthcare, Novartis offers a diversified portfolio to best meet these needs: innovative medicines, preventive vaccines, diagnostic tools, cost-saving generic pharmaceuticals and consumer health products. Novartis is the only company with leading positions in these areas. In 2008, the Group’s continuing operations achieved net sales of USD 41.5 billion and net income of USD 8.2 billion. Approximately USD 7.2 billion was invested in R&D activities throughout the Group. Headquartered in Basel, Switzerland, Novartis Group companies employ approximately 96,700 full-time-equivalent associates and operate in more than 140 countries around the world. For more information, please visit http://www.novartis.com.

References

(1)	Hatz C. et al. Treatment of acute uncomplicated falciparum malaria with arthemeter-lumefantrine in non immune populations: a safety, efficacy and pharmacokinetic study. Am.J.Trop.Med.Hyg. 2008
(2)

Abdulla S. et al. Efficacy and safety of arthemeter-lumefantrine dispersible tablets compared with crushed commercial tablets in African infants and children with uncomplicated malaria: a randomised, single blind, multicentre trial. Lancet . Published on line.

(3)	Malaria Surveillance Report, Centers for Disease Control and Prevention,; June 20, 2008 / 57(SS05);24-39, http://www.cdc.gov/mmwr/preview/mmwrhtml/ss5705a2.htm?s_cid=ss5705a2_e
(4)	Children and Malaria. World Health Organization Roll Back Malaria Web site. Available at : http://www.rbm.who.int/cmc_upload/0/000/015/367/RBMInfosheet_6.pdf.
(5)	Malaria Fact Sheet. World Health Organization Web site. Available at : http://www.who.int/mediacentre/factsheet/fs094/en/.

# # #

Novartis Media Relations

Central media line : +41 61 324 2200
Eric Althoff	Peter Shelby
Novartis Global Media Relations	Novartis Pharma Communications
+41 61 324 7999 (direct)	+41 61 324 4470 (direct)
+41 79 593 4202 (mobile)	+41 79 597 6353 (mobile)
eric.althoff@novartis.com	peter.shelby@novartis.com

e-mail: media.relations@novartis.com

Novartis Investor Relations

Central phone:	+41 61 324 7944
Ruth Metzler-Arnold	+41 61 324 9980	North America:
Pierre-Michel Bringer	+41 61 324 1065	Richard Jarvis	+1 212 830 2433
John Gilardi	+41 61 324 3018	Jill Pozarek	+1 212 830 2445
Thomas Hungerbuehler	+41 61 324 8425	Edwin Valeriano	+1 212 830 2456
Isabella Zinck	+41 61 324 7188

e-mail: investor.relations@novartis.com		e-mail: investor.relations@novartis.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG

Date:	April 8, 2009	By:	/s/ MALCOLM B. CHEETHAM

		Name:	Malcolm B. Cheetham
		Title:	Head Group Financial Reporting and Accounting